THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

July 24, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated July 24, 2006

Yours truly

Sheila Hearnden
Executive Assistant

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder updates Natural Gas Hedging Program

CALGARY, ALBERTA - July 24, 2006 - Thunder Energy Trust (TSX:THY.UN) is pleased to announce it has completed additional natural gas hedging. The Trust has entered into costless collar arrangements with AECO pricing for 10,000 gj/d in Q4/06 with a floor of Cdn$8.00 per gj and a ceiling of Cdn$9.40 per gj.

Gas Contract	Volume gj/d	Pricing Point	Strike Price per gj	Cost	Term
Costless Collar	10,000	AECO	Cdn $8.00 to Cdn $9.40	n/a	Nov 1/06 to March 31/07

The following table contains all of the current hedges in place:

Gas Contract	Volume gj/d	Pricing Point	Strike Price per gj	Cost	Term
Costless Collar	15,000	AECO	Cdn$6.00 to Cdn$6.50	n/a	April 1/06 to Oct 31/06
Costless Collar	10,000	AECO	Cdn $8.00 to Cdn $9.40	n/a	Nov 1/06 to March 31/07
Costless Collar	10,000	AECO	Cdn$8.00 to Cdn$10.00	n/a	Nov 1/06 to March 31/07

Oil Contract	Volume bbl/d	Pricing Point	Strike Price per bbl	Cost	Term
Costless Collar	2,400	WTI Nymex	US$61.00 to US$67.50	n/a	July 1/06 to Sept 30/06
Costless Collar	800	WTI Nymex	US$61.00 to US$72.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$65.00 to US$80.70	n/a	Oct 1/06 to Dec 31/06
Costless Collar	800	WTI Nymex	US$61.00 to US$73.05	n/a	Jan 1/07 to Mar 31/07
Costless Collar	800	WTI Nymex	US$65.00 to US$80.00	n/a	Jan 1/07 to Mar 31/07

Thunder uses a hedging strategy to mitigate the effects of changes in commodity prices. This strategy is not used to speculate on future prices, but to help stabilize cash flow, thereby protecting the near term capital expenditure budget and cash distributions to unitholders. The strategy calls for the trust to hedge up to 50% of its total production and allows for the use of various hedging techniques including costless collars and net puts with no ceiling.

Thunder Energy Trust is a new oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Email: thunder@thunderenergy.com
Facsimile: 403 232-1317 www.thunderenergy.com